Rec'd 4/13/06

RECEIVED
APR 13 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

U.S. SECURIT... W... ISSION

06009968

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR .. 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

AUDITED REPORT
FORM X-17A-5
PART III

A

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-~~12345~~ 52704

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05

A.REGISTRANT IDENTIFICATION

NA... BROKER-DEALER:

OFFICIAL USE ONLY

Integrity Trading, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4020 Lake Washington Blvd. NE

(No. and Street)

Kirkland	**Washington**	**98033**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN G. HUTTON **(425) 284-0301**

(Area Code - Telephone No.)

B.ACCOUNT IDENTIFICATION

PROCESSED
OCT 16 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

Accounting Firm **Gilligan, Ryan, Jorgenson & Co., P.S.**

7525 Pioneer Wy., Ste 201	**Gig Harbor,**	**Washington**	**98335**
(Address)	(City)	(State)	(Zip Code)

mR

Oath or Affirmation

I, Karen G. Hutton, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY TRADING, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Karen G Hutton
Signature

Chief Compliance Officer
Title

Subscribed and sworn
to before me
this 7th day of April 2006

Kathleen A. Kubista

Notary Public

Table of Contents

CERTIFIED PUBLIC ACCOUNTANTS
GILLIGAN, RYAN, JORGENSON & CO., P.S.

CHARLES E. GILLIGAN, CPA
ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA

M. EILEEN BAKER, CPA, MS(TAX)
JULIE M. CURTIS, CPA
AMANDA J. OLSON, CPA

INDEPENDENT AUDITORS' REPORT

February 17, 2006

To the Board of Directors
Integrity Trading, Inc.
Kirkland, Washington

We have audited the accompanying balance sheet of Integrity Trading, Inc. (a Washington corporation) as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Trading, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relations to the basic financial statements taken as a whole.

Gilligan, Ryan, Jorgenson & Co., P.S.

Gilligan, Ryan, Jorgenson & Co., P.S.
Gig Harbor, Washington

INTEGRITY TRADING, INC.
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash	$ 33,089	$ 89,277
Deposits with clearing organizations	52,899	50,585
Receivable from broker-dealers and clearing org.	193,291	150,995
Income Tax Refund Receivable	7,538	-
Prepaid registration expense	-	9,285
Equipment, net of depreciation of 4,844 and 4,631	7,412	64,943
Deposits Refundable	4,165	-
Total Assets	$ 298,394	$ 365,085

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
LIABILITIES		
Accounts payable	$ 37,183	$ 45,668
Accrued expenses	11,483	723
Income Tax Payable	-	37,655
Total Liabilities	48,666	84,046
STOCKHOLDER'S EQUITY		
Capital stock, $1 par value, 1,500 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid in capital	231,110	231,110
Retained earnings	17,618	48,929
Total Stockholder's Equity	249,728	281,039
Total Liabilities and Stockholder's Equity	$ 298,394	$ 365,085

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Commissions	$ 3,374,168	$ 1,977,131
Interest and dividends	814	-
Other Income	63,410	15,066
Total Sales Revenue	3,438,392	1,992,197
EXPENSES		
Clearance and exchange fees	1,873,983	1,136,519
Commissions paid	479,239	144,138
Employee compensation and benefits	467,534	313,200
Advertising	98,806	60,613
Occupancy	84,559	57,467
Vehicle expense	52,138	31,346
Registrations and licenses	44,366	31,590
Travel and conventions expense	41,471	29,172
Business taxes	38,271	26,215
Payroll taxes	32,836	22,366
Professional services	29,540	20,433
Office expense	29,141	17,959
Miscellaneous expense	24,369	13,080
Entertainment	11,188	6,625
Communications and data processing	9,328	12,357
Repairs and maintenance	4,655	2,930
Research and quotes expense	4,281	4,382
Insurance	3,388	2,659
Depreciation expense	62,980	2,647
Dues and subscriptions	1,685	1,060
Security expense	830	1,391
Charitable Contributions	300	-
Total Operating Expenses	3,394,888	1,938,149
Income (Loss) from Operations	43,504	54,048
Other Income (Expenses)		
Trading profits	(58,532)	84,332
Interest expense	(2,283)	(1,639)
Penalties	-	(200)
Total Other Income (Expenses)	(60,815)	82,493
Net Income Before Income Taxes	(17,311)	136,541
Provision For Income Taxes	-	(37,655)
Net Income (Loss)	$ (17,311)	$ 98,886

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Capital Stock		
Balance, beginning of year	$ 1,000	$ 1,000
Additional shares issued or retired	-	-
Balance, end of year	$ 1,000	$ 1,000
Additional Paid In Capital		
Balance, beginning of year	$ 231,110	$ 231,110
Additions during year	-	-
	$ 231,110	$ 231,110
Retained Earnings		
Balance, beginning of year	$ 48,929	$ (10,878)
Dividends paid	(14,000)	(39,079)
Net income (loss)	(17,311)	98,886
Balance, end of year	$ 17,618	$ 48,929

INTEGRITY TRADING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		2005		2004
Cash Flows Provided by Operating Activities				
Inflows				
Cash received from customers	$	3,382,077	$	1,919,285
Interest income		-		-
		3,382,077		1,919,285
Outflows				
Cash paid to suppliers and operating expenses		(3,358,000)		(1,926,589)
Interest expense		(2,283)		(20,301)
		(3,360,283)		(1,946,890)
Net cash flows from operations		21,794		(27,605)
Cash Flow Provided (Used) by Investing Activities				
Cash paid to purchase new assets		(5,450)		(59,574)
Net cash realized on trading activities		(58,532)		84,332
Net cash flows from investing activities		(63,982)		24,758
Cash Flow Provided (Used) by Financing Activities				
Dividends paid to stockholder		(14,000)		(39,079)
Stock purchase by shareholder		-		-
Net cash flows provided by financing activities		(14,000)		(39,079)
Net increase (decrease) in cash		(56,188)		(41,926)
Cash and cash equivalents at beginning of year		89,277		131,203
Cash and cash equivalents at end of year	$	33,089	$	89,277
Reconciliation of Net Income(Loss) to Net Cash Provided(Used) in Operating Activities:				
Net income (loss)	$	(17,311)	$	98,886
Adjustments to Reconcile Net Income to Net Cash from Operations				
Depreciation		62,980		2,647
Trading Income		58,532		(84,332)
Decrease (increase) in:				
Deposits with clearing organizations		(2,314)		(22,156)
Receivable from broker-dealers and clearing organizations		(42,295)		(75,840)
Receivable from income tax refund		(7,538)		
Prepaid registration expense		9,285		6,133
Increase (decrease) in:				
Accounts payable and accrued expenses		(2,276)		47,057
Net Cash Flow from Operations	$	59,062	$	(27,605)

The accompanying notes are an integral part of these financial statements

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Integrity Trading, Inc., (a Delaware Corporation) was founded in December 2000 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary operations are providing brokerage services for clients over the Internet. The Company is located in Bellevue, Washington and is licensed in all 50 states. It is currently working on it's licensing for Canada as well.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

FEDERAL INCOME TAX

The Company is subject to tax under the Internal Revenue Code and is taxed as a Corporation. There are no significant differences between book and tax methods of accounting causing deferred tax benefits or liabilities.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in banks, and all highly liquid investments with maturity of three months or less.

PROPERTY AND EQUIPMENT

All newly acquired property and equipment is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 5 years for equipment and 39.5 years for leasehold improvements.

ADVERTISING

The Company advertises through various on-line locations. Advertising costs are expensed as incurred and totaled $98806 and $60,613 for the years ended December 31, 2005 and 2004. All of these costs are paid one month in advance.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company was in office space owned by the President of the Company until the end of the year. The Company paid $3,800 monthly on a month-to-month lease. Additionally, the Company employs an outside bookkeeper that is the sister of the Company's shareholder.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that he ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005 and 2004 the Company had a net capital of $230,613 and $204,311, which was $130,613 and $104,311 in excess of its required net capital of $100,000. There were no material differences between the unaudited net capital computation and the audited net capital computation.

NOTE 4 – POSSESSION AND CONTROL

The Company is not subject to the Possession and Control rule 15c3-3 of the Securities and Exchange Commission (SEC) due to being exempt under (k) (2)(ii), all customer transactions cleared through another broker-dealer on a fully disclosed basis. The other broker-dealer used by the Company is Penson Financial Services, Inc. (SEC # 8-42095).

NOTE 5 – NEW LOCATION

During December 2005, the Company moved to a new office. The new office is still in Kirkland, Washington. The Company has a three-year lease of $3,831.42 per month, increasing by $166.58 each year.

NOTE 6 – INCOME TAXES

The Company generated a federal net operating loss of $19,325 in 2005, which was carried back to the tax year ended December 31, 2004. The effect of this carry back generated an income tax receivable of $7,538.

INTEGRITY TRADING, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGES COMMISSION

AS OF DECEMBER 31, 2005

Net Capital	
Total Stockholder's Equity	$ 249,728
Total capital	249,728
Deductions and/or charges:	
Income tax refund receivable	(7,538)
Deposits	(4,165)
Equipment, net	(7,412)
	(19,115)
Net Capital	$ 230,613

INTEGRITY TRADING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGES COMMISSION

AS OF DECEMBER 31, 2005

Net Capital	
Total Stockholder's Equity	$249,728.00
Total Capital	$249,728.00
Deductions and/or charges:	
Capital Withdrawal	($9,000.00)
Options (Haircut)	($590.00)
Dept Securities	($2,150.00)
Deposits	($4,164.00)
Equipment, net	($7,412.00)
Income tax refund receivable	($7,538.00)
Net Capital	$218,874.00
Reconciliation and Explanations	
Net Capital, per filed Broker-Dealer's Unaudited Part IIA	$218,874.00
Other income reported	$0.00
Additonal expenses reported	
Depreciation expense	$0.00
Income tax expense	$0.00
Reconciled Net Capital	$218,874.00